UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)of the Securities Exchange Act of 1934

(Amendment No. 4)

Riviana Foods Inc.

(Name Of Subject Company (Issuer))

EBRO PULEVA PARTNERS G.P.
EBRO PULEVA S.A.
HERBA FOODS S.L.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

769536103
(CUSIP Number of Class of Securities)

Jaime Carbó Fernández
Chief Financial Officer
Ebro Puleva S.A.
Calle Villanueva 4
28001 Madrid
Spain
Telephone: +34 902 10 20 31
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Douglas L. Getter, Esq.
Dewey Ballantine
One London Wall
London EC2Y 5EZ
United Kingdom
Telephone: +44 (0)20 7456 6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$403,334,945	$51,103

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation is based upon the acquisition of (i) 14,529,823 shares of common stock of Riviana Foods Inc. (“Riviana”) outstanding as of July 23, 2004 and (ii) in-the-money exercisable options to purchase an aggregate of 1,133,670 shares of common stock of Riviana as of July 23, 2004 at a purchase price of $25.75 per share. The calculation of the filing fee is based upon Riviana’s representation of the number of outstanding shares of its common stock and options to purchase shares of its common stock as of July 23, 2004.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,103
Filing Party: Ebro Puleva Partners G.P., Ebro Puleva S.A. and Herba Foods S.L.
Form or Registration No.: Schedule TO
Date Filed: July 30, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 4. (Terms of the Transaction) and 11. (Additional Information)
Item 12. Exhibits
SIGNATURES
EXHIBIT INDEX
EX-99.A.1.J: PRESS RELEASE
EX-99.D.1.A: AMENDMENT TO AGREEMENT AND PLAN OF MERGER

SCHEDULE TO

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2004 (as amended by Amendment No. 1 filed with the Commission on August 11, 2004, Amendment No. 2 filed with the Commission on August 13, 2004, and Amendment No. 3 filed with the Commission on August 24, 2004, the “Schedule TO”) by Ebro Puleva Partners G.P. (“Ebro Puleva Partners”), a Delaware general partnership, and a direct and indirect wholly-owned subsidiary of Ebro Puleva S.A. (“Ebro Puleva”), a sociedad anónima organized under the laws of Spain, Ebro Puleva and Herba Foods S.L., a sociedad limitada organized under the laws of Spain, relating to the offer by Ebro Puleva Partners to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Riviana Foods Inc., a Delaware corporation, at a purchase price of $25.75 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Items 4. (Terms of the Transaction) and 11. (Additional Information)

     Items 4 and 11 of the Schedule TO, which incorporate by reference certain information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended and supplemented to add to the end of each thereof the following:

     On August 26, 2004, Parent, Purchaser and Riviana entered into an amendment to the Merger Agreement (an “Amendment”) in accordance with Section 2.1 of the Merger Agreement pursuant to which the parties agreed that if Purchaser purchases 90% or more of the outstanding Shares, Purchaser will form a new wholly-owned Delaware subsidiary, Ebro Puleva, Inc., for the purposes of consummating the Merger. A copy of the Amendment is attached hereto as Exhibit (d)(1)(A) and is incorporated herein by reference. The directors of Ebro Puleva, Inc. will be Messrs. Antonio Hernández Callejas and Jaime Carbó Fernández. Mr. Hernández will also serve as President and Mr. Carbó as Vice President and Secretary of Ebro Puleva, Inc. See Schedule I of this Offer to Purchaser for certain background information concerning Messrs. Hernández and Carbó.

     The Offer expired at 12:00 midnight, New York City time, on August 26, 2004. Upon expiration of the Offer, Purchaser accepted all validly tendered Shares for payment in accordance with the terms of the Offer. The Depositary has advised Parent and Purchaser that, as of the expiration of the Offer, an aggregate of 13,312,268 Shares were validly tendered to the Purchaser in the Offer and, excluding 420,491 Shares tendered by notice of guaranteed delivery, represent approximately 88.7% of the Shares outstanding.

     Pursuant to Section 6.3 of the Merger Agreement, following Purchaser’s acceptance of such validly tendered shares the Board of Directors of Riviana was reconstituted to include three representatives of Riviana (Messrs. E. James Lowrey, Patrick W. Rose and Charles H. Cotros) and six representatives of the Parent (Messrs. José Manuel Fernández Norniella, Antonio Hernández Callejas, Guillermo Mesonero-Romanos Aguilar, Jaime Carbó Fernández, Miguel Ángel Pérez Álvarez and Eugenio Ruiz-Galvez Preigo).

     On August 27, 2004, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(1(J) and incorporated herein by reference, announcing completion of the Offer and that Purchaser commenced a subsequent offering period for all remaining untendered Shares expiring at 5:00 p.m., New York City time, on Wednesday, September 1, 2004, unless further extended. Purchaser will immediately accept all Shares properly tendered during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. The same $25.75 Share Price offered in the prior offering period will be paid during the subsequent offering period. Shares tendered during the subsequent offering period may not be withdrawn. Parent and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law.

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby supplemented as follows:

(a)(1)(J)	Press Release issued by Ebro Puleva S.A. on August 27, 2004.

(d)(1)(A)	Amendment to Agreement and Plan of Merger, among Ebro Puleva S.A., Ebro Puleva Partners G.P. and Riviana Foods Inc., dated August 26, 2004.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EBRO PULEVA PARTNERS G.P.
	By:	EBRO PULEVA S.A.,
its General Partner

	By:	/s/ Antonio Hernández Callejas
		Name:	Antonio Hernández Callejas
		Title:	Chief Executive Officer

	By:	/s/ Jaime Carbó Fernandez
		Name:	Jaime Carbó Fernandez
		Title:	Chief Financial Officer

EBRO PULEVA S.A.
	By:	/s/ Antonio Hernández Callejas
		Name:	Antonio Hernández Callejas
		Title:	Chief Executive Officer

	By:	/s/ Jaime Carbó Fernandez
		Name:	Jaime Carbó Fernandez
		Title:	Chief Financial Officer

HERBA FOODS S.L.
	By:	/s/ Antonio Hernández Callejas
		Name:	Antonio Hernández Callejas
Dated: August 27, 2004		Title:	Director

EXHIBIT INDEX

The Exhibit Index is hereby supplemented as follows.

(a)(1)(J)	Press Release issued by Ebro Puleva, S.A. on August 27, 2004.

(d)(1)(A)	Amendment to Agreement and Plan of Merger, among Ebro Puleva S.A., Ebro Puleva Partners G.P. and Riviana Foods Inc., dated August 26, 2004.